Exhibit 99.2

Disclosure of Transactions in Own Shares

Paris, May 6, 2024 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 26, 2023, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from April 29 to May 3, 2024:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
29/04/2024	295,050	69.465331	20,495,745.91	XPAR
29/04/2024	145,000	69.468251	10,072,896.40	CEUX
29/04/2024	15,000	69.468592	1,042,028.88	TQEX
29/04/2024	20,000	69.464115	1,389,282.30	AQEU
30/04/2024	250,797	69.391429	17,403,162.22	XPAR
30/04/2024	170,000	69.343513	11,788,397.21	CEUX
30/04/2024	25,000	69.310082	1,732,752.05	TQEX
30/04/2024	30,000	69.189151	2,075,674.53	AQEU
02/05/2024	308,275	66.902039	20,624,226.07	XPAR
02/05/2024	150,000	66.895634	10,034,345.10	CEUX
02/05/2024	15,000	66.898980	1,003,484.70	TQEX
02/05/2024	20,000	66.894936	1,337,898.72	AQEU
03/05/2024	310,803	66.558436	20,686,561.58	XPAR
03/05/2024	150,000	66.557050	9,983,557.50	CEUX
03/05/2024	15,000	66.561271	998,419.07	TQEX
03/05/2024	20,000	66.572430	1,331,448.60	AQEU
Total	1,939,925	68.043806	131,999,880.84

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).